UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-50671
LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO
(Full title of the Plan)
LIBERTY GLOBAL, INC.
(Issuer of the securities held pursuant to the Plan)
12300 Liberty Boulevard
Englewood, Colorado 80112
(Address of its principal executive office)
LIBERTY MEDIA 401(K) SAVINGS PLAN – PUERTO RICO
(Former Name)

LIBERTY GLOBAL 401(k) SAVINGS PLAN — PUERTO RICO

Page No.
Report of Independent Registered Public Accounting Firm	1
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2005	4

Notes to Financial Statements	5

Supplemental Schedules:

Schedule 1 — Schedule of Assets (Held at End of Year) – Form 5500 Schedule H, Part IV, Line 4i – as of December 31, 2005	12

Schedule 2 — Schedule of Reportable Transactions – Form 5500 Schedule H, Part IV, Line 4j – For the Year Ended December 31, 2005	13

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Plan Committee
Liberty Global 401(k) Savings Plan – Puerto Rico:
We have audited the accompanying statement of net assets available for Plan benefits of the Liberty Global 401(k) Savings Plan – Puerto Rico (formerly known as the Liberty Media 401(k) Savings Plan – Puerto Rico) (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 2005, and the changes in net assets available for Plan benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2005 and reportable transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado
June 26, 2006

Report of Independent Registered Public Accounting Firm
The Plan Committee
Liberty Global 401(k) Savings Plan – Puerto Rico:
We have audited the accompanying statement of net assets available for plan benefits of the Liberty Global 401(k) Savings Plan – Puerto Rico (formerly known as the Liberty Media 401(k) Savings Plan – Puerto Rico) (the Plan) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for plan benefits is free of material misstatement. An audit of a statement of net assets available for plan benefits includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of net assets available for plan benefits. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of net assets available for plan benefits presentation. We believe that our audit of the statement of net assets available for plan benefits provides a reasonable basis for our opinion.
In our opinion, the statement of net assets available for plan benefits referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado
June 6, 2005

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO
Statements of Net Assets Available for Plan Benefits

	December 31,
	2005	2004
Investments, at fair value:
Liberty Media Stock Fund	$1,002,223	$1,780,038
Liberty Global Stock Fund (formerly Liberty Media International Stock Fund)	933,467	657,323
Mutual funds	1,052,677	721,873
Participant loans	273,122	208,479

Net assets available for Plan benefits	$3,261,489	$3,367,713

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2005

Additions to net assets attributed to:
Contributions:
Participant	$350,139
Employer	350,020

Total contributions	700,159

Investment income (loss):
Net depreciation in fair value of investments	(280,618)
Interest and dividend income	46,197

Total investment loss	(234,421)

Total additions	465,738

Deductions from net assets attributed to:
Distributions to participants	(562,661)
Administrative expenses	(9,301)

Total deductions	(571,962)

Net decrease in net assets available for Plan benefits	(106,224)

Net assets available for Plan benefits, beginning of year	3,367,713

Net assets available for Plan benefits, end of year	$3,261,489

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO
Notes to Financial Statements
(1)	Description of the Plan

The following description of the Liberty Global 401(k) Savings Plan – Puerto Rico (formerly Liberty Media 401(k) Savings Plan – Puerto Rico) (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan, which was established on June 7, 2004, is a defined contribution plan which enables participating employees of Liberty Cablevision of Puerto Rico, Ltd. (LCPR) to receive an interest in Liberty Global, Inc. (LGI) and to receive benefits upon retirement. Employees of LCPR who are at least 18 years of age and (i) have worked at least three consecutive months or (ii) have completed one year of service (as defined in the Plan document) are eligible to participate in the Plan. Effective April 1, 2006, the Plan sponsor was changed from Liberty Media International, Inc. (LMI) to LGI. LGI reserves the right to amend the Plan at any time.

LGI was formed on January 13, 2005, for the purpose of effecting the combination of LMI and UnitedGlobalCom, Inc. (UGC), an international broadband communications provider. LMI is the predecessor to LGI and was formed on March 16, 2004, in contemplation of the spin off of certain international cable television and programming subsidiaries and assets of Liberty Media Corporation (LMC), including an interest in UGC. On June 15, 2005, LGI completed certain mergers whereby LGI acquired all of the capital stock of UGC that LMI did not already own and LMI and UGC became wholly owned subsidiaries of LGI (the LGI Combination). In the LGI Combination, each outstanding share of LMI Series A common stock and LMI Series B common stock was exchanged for one share of the corresponding series of LGI common stock.

On September 6, 2005, LGI effected a stock split in the form of a stock dividend (the Stock Dividend) of LGI Series C common stock to holders of record of LGI Series A and LGI Series B common stock as of August 26, 2005 (the Record Date). In the Stock Dividend, holders received one share of LGI Series C common stock for each share of LGI Series A common stock, and one share of LGI Series C common stock for each share of LGI Series B common stock, held as of the Record Date.

Unless the context otherwise indicates, pre-LGI Combination references to LMI common stock and investments in the Liberty Media International Stock Fund are reflected as investments in LGI common stock and the Liberty Global Stock Fund, respectively.

Trustee and Recordkeeper

Under the terms of a trust agreement between LMI and the Trustee and a recordkeeping agreement between LMI and Fidelity Investments Institutional Operations Company, Inc., the Trustee, through Fidelity Investments Institutional Operations Company, Inc., manages a trust fund on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust fund. Beginning on April 1, 2006, Oriental Financial Group replaced Eurobank as the Trustee. Up to 100% of the assets of the Plan may be invested in employer securities without regard to any fiduciary requirement to diversify Plan assets. Additionally, the Plan is allowed to invest in non-employer securities.

5	(continued)

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO
Notes to Financial Statements
Contributions
Participants may make (i) pre-tax contributions to the Plan of up to 10% of their compensation, as defined in the Plan, or (ii) after-tax contributions up to 10% of their compensation. LGI may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. All participant contributions and employer matching contributions are subject to limitations as determined annually by the Puerto Rico Tax Authority. Employee pre-tax contributions per participant were limited to $8,000 in 2005.
Employer contributions for participants who are not fully vested are invested in the Liberty Global Stock Fund only. Participants who are fully vested in their employer contributions can direct the employer contributions to any investment in the Plan. Employee contributions may be invested in any investments in the Plan, including the Liberty Global Stock Fund. LGI reserves the right to change the matching contribution amounts at any time.
Rollovers
Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1%. This rate remains in effect for the entire calendar quarter unless an updated prime rate plus 1% is implemented by the Plan. Loans are secured by the vested balance in the participant’s account, and bear interest at rates ranging from 5% to 8.5% at December 31, 2005. Principal and interest are paid ratably through monthly payroll deductions.
Forfeitures
Forfeitures of employer contributions (due to participants’ termination prior to full vesting) are first used to pay Plan expenses, with any excess used to reduce LGI’s future matching contributions. No forfeitures were used to reduce LGI’s matching contribution during 2005. Forfeitures for the year ended December 31, 2005 aggregated $9,198. During the year ended December 31, 2005, Plan expenses of $6,322 were paid out of forfeitures. Unused forfeitures aggregated $7,192 and $4,461 at December 31, 2005 and 2004, respectively.
Investment Options
As of December 31, 2005, the Plan has twenty investment options including eighteen mutual funds and two unitized stock funds. Plan participants may change investment options and contribution percentages on a daily basis.
Benefit Payments
Distributions from the Plan may be made to a participant upon attaining the age of 59 1/2, death, total disability, financial hardship or termination of employment. Distributions and other withdrawals are processed on a daily basis. Benefits may be paid in a lump-sum and employer stock may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants.

6	(continued)

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO
Notes to Financial Statements
Vesting
Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

Vesting
Years of service	percentage
Less than 1	0%
1 year	33%
2 years	66%
3 years	100%
For purposes of vesting, participants’ years of service were carried over from the Liberty Media 401(k) Savings Plan.

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of Employee Retirement Income Security Act of 1974. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions, earnings and losses on investments and charged with participant withdrawals and distributions on a daily basis. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

Investments

Investments are reflected in the accompanying financial statements at fair value. Fair value represents the closing prices for those securities having readily available market quotations, and fair value as determined by the Trustee with respect to other securities.

Net appreciation (depreciation) in fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value.

The Liberty Global Stock Fund, the Liberty Media International Stock Fund and the Liberty Media Stock Fund are unitized funds that are measured in units rather than shares. Subsequent to the LGI Combination, the Liberty Global Stock Fund consists mostly of LGI Series A common stock with an insignificant amount of cash or cash equivalents. The LGI Series C common stock received as a result of the September 2005 Stock Dividend was sold and the proceeds were used to purchase LGI Series A common stock through the Liberty Global Stock Fund. The per share fair value used to value investments in LGI Series A common stock at December 31, 2005 was $22.50. Prior to the LGI Combination, the Liberty Media International Stock Fund consisted mostly of LMI Series A common stock with an insignificant amount of cash or cash equivalents.

7	(continued)

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO
Notes to Financial Statements
The per share fair value used to value investments in LMI Series A common stock at December 31, 2004 was $46.23 (before giving effect to the Stock Dividend).
The Liberty Media Stock Fund consists mostly of LMC Series A common stock, with an insignificant amount of cash or cash equivalents. On July 21, 2005, LMC completed the spin off of the Discovery Holding Company (DHC) to its shareholders (the DHC Spin Off). The DHC Spin Off was effected as a dividend by LMC to holders of its Series A and Series B common stock of shares of DHC Series A and Series B common stock, respectively. Holders of LMC common stock on July 15, 2005 received 0.10 of a share of DHC Series A common stock for each share of LMC Series A common stock owned and 0.10 of a share of DHC Series B common stock for each share of LMC Series B common stock owned. The DHC Series A common stock received by the Plan as a result of the DHC Spin Off was sold and the proceeds were invested in the Fidelity Retirement Money Market Fund. The per share fair value used to value investments in LMC Series A common stock at December 31, 2005 and 2004 was $7.87 and $10.98, respectively. For additional information regarding the LMC Series A stock, see Note 6.
The foregoing prices were the closing market prices of LGI Series A common stock on December 31, 2005, LMI Series A common stock on December 31, 2004 and LMC Series A common stock on December 31, 2005 and 2004. Changes in fair values after the Plan’s year end are not reflected in the accompanying financial statements. Securities and investment transactions are accounted for on the trade date. The cost basis of shares shown in the Supplemental Schedules is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.
Income Taxes
The Plan was submitted to the Puerto Rico tax authorities for a determination that the Plan is qualified under Puerto Rico laws. On March 31, 2006, the Puerto Rico tax authorities provided a favorable determination letter that the Plan is qualified under Puerto Rico laws. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.
Voting Rights of Company Stock
The Trustee holds shares of LGI Series A common stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to shares of LGI Series A common stock which have been allocated to the participant’s account.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Plan Expenses
Any employer contribution amounts forfeited may be used to pay Plan expenses except for any fees related to loans, which are paid by participants. Any additional administrative expenses of the Plan are paid by LCPR or LGI.
Payment of Benefits
Benefits are recorded when paid.

8	(continued)

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO
Notes to Financial Statements
Related Party Transactions

Under the terms of a trust agreement between LMI and the Trustee, the Trustee manages certain funds on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust funds. Certain of the Plan’s investments are mutual funds and a money market fund managed by Fidelity Investments Institutional Operations Company, Inc., or an agent thereof. There are also two funds which are comprised of LGI and LMC common stock. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

(3)	Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004 are as follows:

	December 31,	December 31,
Investment	2005	2004
Liberty Media Stock Fund:*
LMC Series A common stock	$971,488	$1,780,038
Cash	30,735	—

	$1,002,223	$1,780,038
Liberty Global Stock Fund (formerly Liberty Media International Stock Fund):*
LGI Series A common stock	$889,536	$657,323
Cash	43,931	—

	$933,467	$657,323

Fidelity Investment Grade Bond	$319,681	$260,665
Fidelity Retirement Money Market Account	$223,093	$41,051	**
Fidelity Equity Income	$182,642	$176,917
Participant loans	$273,122	$208,479

* Participant and non-participant directed investments

** Represents less than 5% of the Plan’s net assets at December 31, 2004.

9	(continued)

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO
Notes to Financial Statements
(4)	Changes in Net Assets Available for Plan Benefits by Investment Alternative

	Year ended December 31, 2005
	Liberty	Liberty
	Global	Media	Other
	Stock Fund*	Stock Fund*	investments**	Total
Additions (reductions) to net assets attributable to:
Contributions:
Participant	$8,603	$94,455	$247,081	$350,139
Employer	350,020	—	—	350,020

Total contributions	358,623	94,455	247,081	700,159

Net investment income (loss):
Net appreciation (depreciation) in fair value of investments	(50,464)	(232,122)	1,968	(280,618)
Interest and dividends	5,141	1,107	39,949	46,197

Total investment income (loss)	(45,323)	(231,015)	41,917	(234,421)

Total additions (reductions)	313,300	(136,560)	288,998	465,738

Deductions from net assets attributed to:
Distributions to participants	(109,082)	(302,693)	(150,886)	(562,661)
Administrative expenses	(5,382)	(3,218)	(701)	(9,301)

Total deductions	(114,464)	(305,911)	(151,587)	(571,962)

Exchanges	40,909	(246,279)	205,370	—

Participant loan repayments (withdrawals), net	36,399	(89,065)	52,666	—

Net increase (decrease) in net assets available for Plan benefits	276,144	(777,815)	395,447	(106,224)

Net assets available for Plan benefits:

Beginning of year	657,323	1,780,038	930,352	3,367,713

End of year	$933,467	$1,002,223	$1,325,799	$3,261,489

*	Participant-directed and non-participant-directed investments.

**	Participant-directed investments.

(5)	Concentrations, Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for Plan benefits. Investments in the Liberty Media Stock Fund and the Liberty

10	(continued)

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO
Notes to Financial Statements
Global Stock Fund represent approximately 31% and 29%, respectively, of the net assets available for Plan benefits as of December 31, 2005. Changes in the LMC Series A common stock and the LGI Series A common stock prices can have a significant impact on the Plan’s net assets available for Plan benefits and participant accounts.

(6)	Subsequent Events

In April 2006, Caribbean Pension Consultants became the administrator of the Plan, Fidelity Investments Institutional Operations Company, Inc. was replaced as custodian of the trust assets by Mid Atlantic Trust Company, and all assets of the Plan were transferred to Mid Atlantic Trust Company.

On May 9, 2006, a direct, wholly-owned subsidiary of LMC (formerly known as Liberty Media Holding Corporation) (New Liberty) merged with and into Liberty Media LLC (formerly known as Liberty Media Corporation), with LMC surviving (such merger, the Merger) and New Liberty becoming the new publicly traded parent company of LMC. Immediately prior to the Merger, New Liberty was a direct, wholly owned subsidiary of LMC. In the Merger, each holder of LMC’s common stock received, for each share of LMC Series A common stock held immediately prior to the Merger, 0.25 of a share of New Liberty’s Liberty Interactive Series A common stock and 0.05 of a share of New Liberty’s Liberty Capital Series A common stock, with cash in lieu of any fractional shares. As of December 31, 2005, the Liberty Media Stock Fund consisted mostly of LMC Series A common stock.

Supplemental Schedule 1
LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO
Form 5500 Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

	Identity of	Description of investment
	issuer	including par value	Shares	Fair value
	Liberty Media Corporation	Stock Fund, Series A common stock,
		par value $.01 per share (historical
		cost – $973,243)	123,445	$971,488
*	Liberty Global, Inc.	Stock Fund, Series A common stock,
		par value $.01 per share (historical
		cost – $859,274)	39,530	889,536
	Cash held in Liberty Media
	and Liberty Global Stock Funds	Cash	—	74,666
	Templeton	Templeton Foreign A	5,444	69,036
	Davis NY Venture Fund, Inc.	Davis New York Venture A	96	3,233
	Pacific Investment	PIMCO High Yield Fund –
	Management Co.	Administrative Class	676	6,574
	Allianz Global Investors	Allianz NFJ Small Cap Value –
		Institutional Class	158	4,712
	Baron	Baron Income and Growth	508	23,041
*	Fidelity	Spartan U.S. Equity Index	2,050	90,541
*	Fidelity	Fidelity Equity Income	3,460	182,642
*	Fidelity	Fidelity Investment Grade Bond	43,376	319,681
*	Fidelity	Fidelity Retirement Money Market	223,093	223,093
*	Fidelity	Fidelity Overseas	288	11,975
*	Fidelity	Fidelity Blue Chip Growth	439	18,941
*	Fidelity	Fidelity Low-Priced Stock	661	26,994
*	Fidelity	Fidelity Freedom Income	294	3,341
*	Fidelity	Fidelity Freedom 2000	399	4,867
*	Fidelity	Fidelity Freedom 2010	956	13,437
*	Fidelity	Fidelity Freedom 2020	2,305	33,904
*	Fidelity	Fidelity Freedom 2030	243	3,644
*	Fidelity	Fidelity Freedom 2040	1,475	13,021

	Participant loans	Interest rates ranging from 5.0% to
		8.5%, with various maturity dates	—	273,122

				$3,261,489

*As of December 31, 2005, all investments are held by Fidelity Investments Institutional Operations Company, Inc., or an agent thereof, which is a party-in-interest to the Plan. LGI is the Plan sponsor, which is a party-in-interest to the Plan.
See accompanying report of independent registered public accounting firm.

Supplemental Schedule 2
LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO
Form 5500 Schedule H, Part IV, Line 4j — Schedule of Reportable Transactions
For the Year Ended December 31, 2005

						Current
						value of
						asset on
Identity of party	Description of	Number of	Purchase	Selling	Cost of	transaction
involved	asset	transactions	price	price	assets	date	Net loss
Category (i) – individual transactions in excess of 5% of Plan assets:
Liberty Media International*(1)	Series A common stock	1	$—	$800,950	$809,778	$800,950	$(8,828)
Liberty Global, Inc.*(1)	Series A common stock	1	$800,950	$—	$800,950	$800,950	$—
Liberty Global, Inc.*	Series C common stock	1	$—	$429,807	$459,619	$429,807	$(29,812)
Liberty Global, Inc.*	Series A common stock	1	$446,364	$—	$446,364	$446,364	$—
Discovery Holding Company	Series A common stock	1	$—	$189,501	$190,303	$189,501	$(802)
Fidelity Retirement Money Market Fund*	Mutual Fund	1	$189,501	$—	$189,501	$189,501	$—

Category (iii) – series of transactions in excess of 5% of Plan assets:
Liberty Media Corporation	Series A common stock	68	$—	$495,519	$563,227	$495,519	$(67,708)
Liberty Media International *(1)	Series A common stock	31	$—	$892,652	$902,491	$892,652	$(9,839)
Liberty Media International*	Series A common stock	17	$244,784	$—	$244,784	$244,784	$—
Liberty Global, Inc.* (1)	Series A common stock	22	$1,508,896	$—	$1,508,896	$1,508,896	$—
Liberty Global, Inc.*	Series C common stock	17	$—	$455,862	$487,481	$455,862	$(31,619)
Discovery Holding Company	Series A common stock	17	$—	$196,738	$197,571	$196,738	$(833)

*	Represents a party-in-interest.

(1)	Represents/includes changes that are attributable to the exchange of shares effected in the LGI Combination.
See accompanying report of independent registered public accounting firm.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(k) SAVINGS PLAN – PUERTO RICO
(Name of Plan)
By	/s/ Bernard Dvorak
Bernard Dvorak
Member of Plan Committee

June 26, 2006

EXHIBIT INDEX
Shown below are the exhibits which are filed or furnished as a part of this Report –

23.1	–	Consent of Anton Collins Mitchell LLP

23.2	–	Consent of KPMG LLP